UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022 No. 3

Commission file number: 000-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Tower Semiconductor Ltd. (the “Company”) will hold its Extraordinary General Meeting of Shareholders on Monday, April 25, 2022 at 4:00 p.m. (Israel time) at the Company’s offices in Migdal Haemek, Israel, with a record date of March 16, 2022 (the “Record Date”). The Company intends to furnish copies of a proxy statement, describing the various matters to be voted on at the meeting, along with a proxy card and other documents to the United States Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority on Form 6-K prior to the Record Date and will distribute the proxy statement and proxy card to all shareholders of record after the Record Date.

A copy of the Notice of Extraordinary General Meeting is furnished as Exhibits 99.1 with this Report of Foreign Issuer on Form 6-K.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger, anticipated benefits, growth opportunities and other events relating to the proposed Merger, and projections about the Company’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and its industry as of the date of this Form 6-K. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the companies’ businesses and the price of their securities; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals; the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the proposed transaction; the potential failure to obtain approvals and/or consents for the proposed transaction from third parties, including governmental and regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally; the potential that the Company’s shareholders may not approve the transaction; expected benefits, including financial benefits, of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses may incur; litigation related to the transaction or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting management’s attention from Intel’s ongoing business operations; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Intel and the Company’s traded securities; the impact of the COVID-19 pandemic on Intel and the Company’s business and general economic conditions; demands in the Company’s customer end markets and for the Company’s foundry services and/or products that exceed the Company’s capacity; ongoing or potential litigations or disputes, incidental to the conduct of the Company’s ongoing business, with customers, suppliers, landlords, or other third parties; the business combination or the combined company’s products may not be supported by third parties; actions by competitors may negatively impact results; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; potential negative changes in general economic conditions in the regions or the industries in which Intel and the Company operate; potential failure to meet the conditions set in the approval certificates received from the Israeli Investment Center under which the Company received a significant amount of grants in past years; exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen); and the other risk factors discussed from time to time by the Company in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. SEC filings for the Company are available in the Investor Relations section of the Company’s website at ir.towersemi.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. The Company intends to furnish to the SEC and mail or otherwise provide to its shareholders a proxy statement in connection with the proposed transaction (the “proxy statement”), and will file or furnish other documents regarding the proposed transaction with the SEC. The proxy statement will be sent or given to the shareholders of the Company and will contain important information about the proposed transaction and related matters. This communication is not a substitute for the proxy statement or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to read the proxy statement in its entirety and other relevant documents filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the proxy statement and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (ir.towersemi.com) or by writing to the Company at: Corporate Secretary, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek 2310502, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Date: February 17, 2022